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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 13)

                                --------------

                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

                                --------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

                                --------------

                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[X]amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                                  SCHEDULE 13D            Page 2 of 9 Pages
  CUSIP No. 923433 10 6

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 3 of 9 Pages
  CUSIP No. 923433 10 6




--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Nippon Telegraph and Telephone Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 4 of 9 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Amendment No. 13 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser"), NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), and Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), on May 17, 2000, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), of Verio Inc., a Delaware Corporation ("Verio"), all issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio and certain outstanding warrants to purchase 1,306,228 shares of Common Stock of Verio, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

   This Amendment also amends and supplements the Schedule 13D of NTT, NTT Communications and NTT Rocky, Inc. originally filed on May 22, 1998, as amended.

ITEM 1. SUMMARY TERM SHEET; ITEM 4. TERMS OF THE TRANSACTION.

   Item 1 and Item 4 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

   On August 15, 2000, NTT Communications issued a press release announcing the extension of the Expiration Date of the Offer to 12:00 midnight, New York City time, on Monday, August 21, 2000. The press release is filed as an exhibit hereto and incorporated herein by reference.

   On August 15, 2000, Verio issued a press release announcing the extension of the expiration date of the tender offer for its Notes to 12:00 midnight, New York City time, on Wednesday, August 23, 2000. The Press Release is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The section of the Offer to Purchase entitled "Source and Amount of Funds" is hereby amended and supplemented by adding the following thereto:

   On August 9, 2000, NTT Communications entered into an amendment (the "Loan Agreement Amendment") to the Loan Agreement dated June 12, 2000 with The Dai-Ichi Kangyo Bank, Limited ("DKB") and The Fuji Bank, Limited ("Fuji") as joint arrangers (together, the "Arrangers"), DKB as facility agent (in this capacity, the "Facility Agent") and a syndicate of financial institutions (the "Lenders"). The Loan Agreement Amendment increases the aggregate principal amount of the available facility to $6.5 billion. The other terms and conditions contained in the Loan Agreement remain unchanged.

A copy of the Loan Agreement Amendment is filed as an exhibit hereto and incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

   The press release of NTT Communications dated August 15, 2000 is attached as an exhibit hereto and incorporated herein by reference.

   The press release of Verio dated August 15, 2000 is attached as an exhibit hereto and incorporated herein by reference.

   NTT Communications and Verio have been advised by CFIUS that, following completion of its investigation (pursuant to the Exon-Florio Amendment) of the transactions contemplated by the Merger Agreement, the constituent members of CFIUS have each voted to recommend to the President of the United States that he take no action to suspend or prohibit the transactions. By law, the President of the United States must act on this recommendation by August 29, 2000.

   In connection with the proceedings, NTT Communications and Verio, following consummation of the Offer, will supplement Verio's existing internal operational policies, manuals and procedures for handling lawful requests of law enforcement agencies, including formal security procedures to protect classified information. These new steps will also ensure that Verio customer information is not disclosed to unauthorized parties. NTT Communications and Verio believe that these steps further goals shared by the industry and are fully consistent with the requirements of Verio's customers.

ITEM 12. EXHIBITS.

  (a)(1)(O)  Press Release of NTT Communications dated August 15, 2000.
  (a)(5)(M)  Press Release of Verio dated August 15, 2000.
  (b)(2) Amendment to Syndicated Loan Facility Agreement dated August 9, 2000 between NTT Communications, as borrower, The Dai-Ichi Kangyo Bank,
             Limited and The Fuji Bank, Limited, as joint arrangers, The Dai-Ichi
             Kangyo Bank, Limited, as facility agent, and several financial institutions, as lenders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: August 15, 2000

                                 EXHIBIT INDEX

 Exhibit
 No.       Description
 -------   -----------
 (a)(1)(O) Press Release of NTT Communications dated August 15, 2000.
 (a)(5)(M) Press Release of Verio dated August 15, 2000.
 (b)(2)    Amendment to Syndicated Loan Facility Agreement between NTT
           Communications, as borrower, The Dai-Ichi Kangyo Bank, Limited and
           The Fuji Bank, Limited, as joint arrangers, The Dai-Ichi Kangyo
           Bank, Limited, as facility agent, and several financial
           institutions, as lenders.